PINGCHUAN PHARMACEUTICAL INC.
32 Ganshui Rd.
Nangang Qu, Harbin, P.R.China
******

February 9, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:  Jeffrey Gordon, Esq.
           Staff Accountant

           Re: Pingchuan Pharmaceutical Inc.
                  Form 8-K/A Item 4.01 filed January 25, 2005
                  File Number: 333-52472

Gentlemen:

Thank you for your comment letter dated February 4, 2005 (the "Comment Letter") with respect to the above-captioned current report. We have filed our Amendment No. 2 to the Current Report on Form 8-K/A (the “Form 8-K/A”) of Pingchuan Pharmaceutical Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

1.	We have revised the report to cover the interim period from the date of the last audited financial statements to December 10, 2004;

2.	The letter from the former accountants addressing the revised disclosures has been attached as Exhibit 16.

Please let us know if you have further questions.

Sincerely,

/s/ Zhanwu Hu, President

cc:  Harold H. Martin, Esq.